SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

30 April 2003

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
Stock Exchange Announcement
Appendix 1: 2003 and 2002 — quarterly numbers in EUR
Appendix 2: Net turnover by therapy area and geographical area

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S

Date: 30 April 2003	Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange Announcement

30 April 2003

Solid first quarter — growth in net profit for 2003 still expected to approach 10%

•	Sales in local currencies increased by 24% compared to the first quarter of 2002. Measured in Danish kroner, sales increased by 11% to DKK 6,106 million. The performance in local currencies per therapy area was as follows:

•	Diabetes care sales increased by 24%.

•	Haemostasis management (NovoSeven®) sales increased by 32%.

•	Growth hormone therapy sales increased by 27%.

•	Hormone replacement therapy decreased by 14%.

•	Operating profit increased by 6% to DKK 1,320 million in the first quarter of 2003. Adjusted for non-recurring items in the first quarter of 2002 operating profit increased by more than 15% despite the challenges caused by the strengthening of the Danish krone.

•	Net profit increased by 32% to DKK 1,091 million as a result of the growth in operating profit and net financial income of DKK 333 million in the first quarter of 2003 related to significant currency hedging gains.

•	Reflecting the impact from the continued strengthening of the Danish krone, Novo Nordisk now expects operating profit to grow by a low single-digit percentage rate in 2003, whereas income from hedging of currency exposure will now increase expected net financial income to DKK 700 million. Net profit growth is consequently still expected to approach 10%.

•	Lars Rebien Sørensen, president & CEO, said, “The solid underlying performance in the first quarter enables us to maintain our net profit expectations for the full year, despite the challenging business environment in 2003.”

•	Liraglutide (NN2211), the once daily human GLP-1 analogue has completed the final dose optimisation phase 2 trials with positive results.

Novo Nordisk — Financial statement for the first quarter of 2003*

Stock Exchange Announcement No 9 / 2003	Page 1 of 12

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790
	Denmark	Telefax:
		+45 4443 6633

     The accounting policies applied by Novo Nordisk are in accordance with the Danish Financial Statement Act and the accounting regulations for companies listed on the Copenhagen Stock Exchange. The accounting policies are unchanged from 2002.

     (Amounts in DKK million except number of employees, earnings per share and number of shares outstanding.)

						% Change
	Q1	Q4	Q3	Q2	Q1	Q1 2002 to
	2003	2002	2002	2002	2002	Q1 2003

Net turnover	6,106	6,708	6,445	6,553	5,481	11%

Gross profit	4,430	4,855	4,755	4,870	4,074	9%
Gross margin	72.6%	72.4%	73.8%	74.3%	74.3%

Sales and distribution costs	1,822	1,850	1,827	1,953	1,849	(1%)
Percent of sales	29.8%	27.6%	28.3%	29.8%	33.7%
Research and development costs	977	1,103	1,063	1,023	950	3%
Percent of sales	16.0%	16.4%	16.5%	15.6%	17.3%
Administration costs	464	580	464	455	452	3%
Percent of sales	7.6%	8.6%	7.2%	6.9%	8.2%
Licence fees and other operating income	153	283	117	167	427	(64%)

Operating profit	1,320	1,605	1,518	1,606	1,250	6%
Operating margin	21.6%	23.9%	23.6%	24.5%	22.8%

Net financials	333	198	24	82	17	-
Profit before tax	1,653	1,803	1,542	1,688	1,267	30%

Net profit	1,091	1,167	1,003	1,101	824	32%

Depreciation and amortisation	319	435	302	296	299	7%

Shareholders’ funds	22,158	22,928	22,000	21,153	19,782	12%
Total assets	31,269	31,496	32,101	30,520	28,674	9%
Equity ratio	70.9%	72.8%	68.5%	69.3%	69.0%

Full-time employees at the end of the period	18,221	18,005	18,041	17,925	17,561	4%

Diluted earnings per share (in DKK)	3.15	3.35	2.87	3.15	2.36	33%

Average number of A and B shares outstanding	346.7	348.5	349.4	349.4	349.8	(1%)
(million) — diluted

*	Financial statements on a quarterly basis in EUR are provided in Appendix 1. A detailed breakdown of turnover by therapeutic and geographical areas is provided in Appendix 2

Stock Exchange Announcement No 9 / 2003	Page 2 of 12

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790
	Denmark	Telefax:
		+45 4443 6633

Performance in the first quarter of 2003

     Novo Nordisk’s operating profit was DKK 1,320 million in the first quarter of 2003, 6% higher than in 2002. The growth is based on 24% growth in sales in local currencies, 11% growth in sales in Danish kroner, 6% growth in total costs excluding financial costs and tax, and 64% decrease in licence fees and other operating income. Adjusting the income in the first quarter of 2002 for non-recurring items like income related to the initial public offering of ZymoGenetics and the effect of de-stocking by European wholesalers in the first quarter of 2002, operating profit for the first quarter of 2003 increased by more than 15%.

     Net financial income was DKK 333 million compared to DKK 17 million in the first quarter of 2002. The tax rate for the period was 1 percentage point lower than in the first quarter of 2002, hence net profit increased by 32% to DKK 1,091 million.

SALES

     In the first quarter of 2003 growth was realised in all regions and was driven by sales within diabetes care, haemostasis management and growth hormone therapy.

Diabetes care

     Sales of diabetes care products grew by 24% in local currencies compared to the first quarter of 2002 and by 12% measured in Danish kroner to DKK 4,295 million in the first quarter of 2003.

Insulin and delivery systems

     Sales of insulin and delivery systems increased by 25% measured in local currencies and by 13% in Danish kroner. Growth was realised in all regions. Novo Nordisk’s sales of the insulin analogue portfolio measured in Danish kroner increased to DKK 489 million (+242%) in the first quarter of 2003.

Europe

     The sales growth of 16% in Danish kroner for insulin and delivery systems in the first quarter of 2003 was positively influenced by de-stocking in the first quarter of 2002 by some European wholesalers. Adjusted for the wholesaler inventory movement and a negative currency development of approximately 3%, sales of insulin and delivery systems increased by close to 10%. Sales growth has been negatively affected by an increasing level of parallel trade within the European Union.

Stock Exchange Announcement No 9 / 2003	Page 3 of 12

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790
	Denmark	Telefax:
		+45 4443 6633

     Novo Nordisk’s market position in Europe has been further solidified by the performance of its short-acting insulin analogue, NovoRapid®, and the continued roll-out of its premixed insulin analogue, NovoMix® 30.

North America

     In North America sales of insulin and delivery systems increased by 47% in local currencies in the first quarter of 2003. Measured in Danish kroner, sales increased by 21%, reflecting a depreciation of the US dollar of 18%, significantly impacting the growth rate.

     This development was primarily driven by sales of NovoLog® (the US brand name for NovoRapid®), but was also supported by the launches in the second half of 2002 of the dual-release insulin analogue NovoLog® Mix 70/30 and the disposable insulin delivery device InnoLet®. Compared to the first quarter of 2002 sales growth has also been positively affected by general price increases during 2002 and some stocking of human insulin and some pipeline filling of NovoLog® FlexPen® and NovoLog® Mix 70/30 in vials. The latter two products were launched in the first quarter of 2003 and are expected to underpin the positive development in the US.

Japan & Oceania

     Sales in local currencies of insulin and delivery systems in the Japan & Oceania region increased by 13%. Measured in Danish kroner, sales in Japan & Oceania increased by 3%. This reflects an almost 10% depreciation on average of Japanese yen versus Danish kroner for the first quarter of 2003. Sales growth has also been negatively influenced by the government-mandated reduction in reimbursement prices from April 2002.

International Operations

     Sales of insulin and delivery systems within International Operations increased by 28% in local currencies compared to the first quarter of 2002. Sales growth was significantly impacted by a negative currency environment, especially for Brazilian real, Turkish lira and Chinese yuan. Growth measured in Danish kroner was 6%.

     The roll-out of NovoRapid® within International Operations continues and the product has now been launched in more than 20 countries. NovoMix® 30 was launched in South Africa and Turkey in the first quarter of 2003.

Oral antidiabetic products (OAD)

     Sales of OAD increased by 21% measured in local currencies compared to the first quarter of 2002. Sales growth was realised in all regions, but was negatively affected by depreciation of especially the US dollar, hence measured in Danish kroner sales increased by only 4% to DKK 363 million.

Haemostasis management (NovoSeven®)

     Sales of NovoSeven® increased by 32% in local currencies compared to the first quarter of 2002. Measured in Danish kroner, sales increased by 16% to DKK 926 million.

     Sales growth for NovoSeven® was primarily driven by performance in North America followed by Europe. Sales in North America constitute approximately 60% of total NovoSeven® sales.

     Several factors contributed to the sales growth of NovoSeven® in the first quarter of 2003. The largest segment for NovoSeven® remains the use for congenital bleeding disorders, and this segment continues to deliver the predominant part of growth in sales. In terms of areas of use, NovoSeven® has traditionally been used in connection with acute bleeding

Stock Exchange Announcement No 9 / 2003	Page 4 of 12

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790
	Denmark	Telefax:
		+45 4443 6633

episodes, which is still the largest area and driver of growth. However, usage of NovoSeven® in connection with elective surgery has been increasing over the past years, and during the first quarter of 2003 this area also contributed to growth.

     In addition, the increased awareness of the use of NovoSeven® in connection with acquired haemophilia has led to greater use for this patient group. Finally, sales are also perceived to have been positively affected by increased investigational use of NovoSeven®.

Growth hormone therapy

     In local currencies sales of human growth hormone products increased by 27% compared to the first quarter of 2002. Measured in Danish kroner, sales increased by 16% to DKK 521 million.

     Sales outside Japan increased by 22%, or 33% in local currencies, driven by the continued market penetration by the liquid growth hormone, Norditropin® SimpleXx®, in North America and Europe. Close to 65% of sales are now realised outside Japan.

     Sales in Japan measured in Danish kroner increased by 6%, negatively impacted by the depreciation of the Japanese yen versus the Danish krone. An increased market penetration and a general increase in inventory levels at wholesalers more than counteracted the government-mandated reduction in reimbursement prices from April 2002.

Hormone replacement therapy

     Sales of hormone replacement therapy products decreased by 14% in local currencies compared to the first quarter of 2002. Measured in Danish kroner, sales decreased by 17% to DKK 279 million. This development is primarily due to the overall HRT market contraction caused by the early termination mid-2002 of the US Women’s Health Initiative study.

     Novo Nordisk offers a complete portfolio of low-dose products based on natural hormones, for oral as well as local treatment, all of which are in line with the recent recommendations issued by authorities in Europe and the US. In the light of these recommendations, Novo Nordisk’s product Activella® has more than doubled its market share in the US, and in Europe Activelle® has become the fastest growing HRT product since mid-2002.

COSTS, LICENCE FEES AND OTHER OPERATING INCOME

     Production costs of DKK 1,676 million increased by 19% in the first quarter of 2003 — slightly below the volume growth. The gross margin decreased by 1.7 percentage points compared to the first quarter of 2002, reflecting a 2.0 percentage point negative currency impact compared to the first quarter of 2002.

     Total non-production-related costs only increased modestly and were realised at DKK 3,263 million. This development partly reflects the cost-containment initiatives launched in April 2002.

     In total, licence fees and other operating income amounted to DKK 153 million in the first quarter of 2003 compared to DKK 427 million in the first quarter of 2002. In the first quarter of 2003 licence fees and other operating income included minor income related to the settlement of a patent dispute with Aventis in January 2001. Licence fees and other operating income in the first quarter of 2002 was positively impacted by income related to

Stock Exchange Announcement No 9 / 2003	Page 5 of 12

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790
	Denmark	Telefax:
		+45 4443 6633

the accounting effect of the initial public offering of ZymoGenetics and minor income related to Sanofi-Synthelabo’s transfer of Gabitril® rights to Anesta/Cephalon.

NET FINANCIALS AND TAX

     Net financials showed a net income of DKK 333 million in the first quarter of 2003 compared to DKK 17 million in the first quarter 2002. Foreign exchange gains related to the hedging of especially the USD and JPY contributed with DKK 332 million in the first quarter of 2003 compared to DKK 13 million in the first quarter of 2002.

     The effective tax rate for the first quarter of 2003 was 34%, down from 35% in the first quarter of 2002, leading to a total tax expense of DKK 562 million.

SHAREHOLDERS’ FUNDS

     Total shareholders’ funds were DKK 22,158 million at the end of the first quarter of 2003, equalling 70.9% of total assets, compared with 72.8% at 31 December 2002.

DKK million

Shareholders’ funds at 31 December 2002	22,928
Net profit for the period	1,091
Purchase of own shares	(596)
Sale of own shares (employee shares)	1
Dividends paid	(1,233)
Other adjustments	(33)

Shareholders’ funds at 31 March 2003	22,158

Share repurchase programme and holding of own shares

     Novo Nordisk has repurchased own shares worth DKK 596 million during the first quarter of 2003. Under the current programme own shares worth approximately DKK 1 billion have been repurchased. Novo Nordisk still expects to complete the DKK 2 billion share repurchase programme, announced in August 2002, during 2003.

     At the end of the first quarter of 2003 Novo Nordisk A/S and its wholly-owned affiliates owned 12,368,841 of its own B shares corresponding to 3.49% of the total share capital.

UPDATE ON THE RESEARCH & DEVELOPMENT PORTFOLIO

Development — diabetes care

     Liraglutide (NN2211), the human GLP-1 analogue, has completed phase 2 trials. Once-daily administration of liraglutide in combination with metformin led to a significant blood glucose reduction and a significant weight loss compared to traditional treatment with metformin and a sulfonurylurea. These significant effects were observed in the absence of hypoglycaemic events. Furthermore, the side-effect profile looks promising, with only a limited number of patients withdrawing from the trial due to side effects.

     Novo Nordisk is currently optimising the production process for liraglutide, including upscaling and final formulation, also reflecting that higher doses were explored in this trial compared to previous trials. The phase 3 trials are expected to be initiated by mid-2004.

Development — haemostasis management (NovoSeven®)

Stock Exchange Announcement No 9 / 2003	Page 6 of 12

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790
	Denmark	Telefax:
		+45 4443 6633

     Novo Nordisk aspires to turn NovoSeven® into the first general haemostatic agent. To support this, the company has initiated several clinical studies within bleeding in emergency situations, and elective surgery — referred to as the NovoSeven® expansion programme.

     Based on the positive findings from the first study focused on the use of NovoSeven® for the treatment of upper gastro-intestinal bleeding, Novo Nordisk has decided to continue the development of the use of NovoSeven® for cirrhotic patients with variceal bleedings.

     Within the elective surgery part of the NovoSeven® expansion programme, the study of the use of NovoSeven® in cirrhotic patients undergoing liver resection has been completed. NovoSeven® could safely be administered to this population, but there was no effect of NovoSeven® on transfusion requirement in the doses given in the study. This outcome differs from a recent concluded trial in non-cirrhotic patients undergoing liver resection, where a positive trend towards effect of NovoSeven® was observed. The potential use of NovoSeven® in connection with elective surgery remains interesting and Novo Nordisk is currently evaluating further development within this area.

     In the second half of 2003 Novo Nordisk expects to report from two other studies from the expansion programme, namely studies involving severely traumatised patients and patients undergoing orthotopic liver transplantation.

Development — growth hormone therapy

     In March 2003 the European Union’s Committee for Proprietary Medicinal Products (CPMP), the scientific committee of the European Agency for the Evaluation of Medicinal Products (EMEA), recommended approval of the use of Norditropin® (recombinant human growth hormone) for the treatment of growth disturbance in short children born small for gestational age (SGA), who have failed to show spontaneous catch-up growth. The first national approval is expected within six months.

OUTLOOK 2003

     The strengthening of the Danish krone versus Novo Nordisk’s major trading currencies has continued during the first quarter of 2003. Novo Nordisk does however still expect sales measured in Danish kroner for 2003 to grow by more than 5% and now expects operating profit measured in Danish kroner to grow by a low single-digit percentage rate. The latter reflecting a negative currency impact of more than 15 percentage points if the currency exchange rates remain at the current level throughout the remaining part of 2003.

     The expectations for growth in operating profit assume that licence fees and other operating income will be realised at a level similar to the DKK 1 billion realised in 2002. For 2003 this includes a significant income related to the settlement of a patent dispute with Aventis in January 2001.

     As Novo Nordisk has hedged cash flows for 2003 in relation to USD, JPY and GBP, the negative influence from the depreciation of those main currencies versus DKK on operating profit will be offset by currency hedging gains included in net financials.

     Net financial income is now expected at the level of DKK 700 million for the year.

     Net profit growth for 2003 is still expected to approach 10%, as the expected impact on operating profit from the negative development in Novo Nordisk’s main invoicing currencies is balanced by income from hedging of the currency exposure included in the expected net

Stock Exchange Announcement No 9 / 2003	Page 7 of 12

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790
	Denmark	Telefax:
		+45 4443 6633

financial income. The tax rate is still expected to be 34% for 2003, 1 percentage point lower than in 2002.

     Novo Nordisk still plans to invest DKK 3.5 billion in fixed assets in 2003, and depreciation and amortisation for 2003 are still expected to be realised at the level of DKK 1.5 billion.

     All of the above expectations are provided that currency exchange rates remain at the current levels for the rest of 2003.

SUSTAINABLE DEVELOPMENT

     In March, a new diabetes clinic in Tanzania, funded by Novo Nordisk, was inaugurated. This initiative is part of Novo Nordisk’s World Partner Programme (WPP) to improve the diabetes care infrastructure in developing countries. The clinic has been made possible through the WPP and employee donations from World Diabetes Day 2001.

     During the first quarter of 2003 a systematic evaluation of 300 of Novo Nordisk’s key suppliers with regard to their environmental and social performance was finalised. The evaluation found that 86% of the respondents performed satisfactorily in all respects. The 300 suppliers represent 90% of key raw material suppliers and 90% of key suppliers in service and engineering. Non-satisfactory answers were found at the remaining 14% of the evaluated suppliers. Particularly suppliers’ environmental performance was found inadequate. No serious violations were found, and all suppliers have received a feedback letter with a request for follow-up actions where appropriate.

CONFERENCE CALL

     At 15.00 CET today, corresponding to 14.00 UK time and 9.00 am New York time, a conference call will be held. Investors will be able to listen in via a link on www.novonordisk.com, which can be found under ‘Investors — Conference call’. Presentation material for the conference call will be made available approximately one hour before on the same page.

FORWARD-LOOKING STATEMENT

     The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

     Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, Novo Nordisk’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, unexpected growth in costs and expenses.

     Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company’s Form 20-F, which was filed on 27 March 2003. Please also refer to the section ‘Financial Risk Factors’ in the

Stock Exchange Announcement No 9 / 2003	Page 8 of 12

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790
	Denmark	Telefax:
		+45 4443 6633

Annual Financial Report 2002. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Bagsvaerd, 30 April 2003
The Board of Directors
Novo Nordisk A/S

Stock Exchange Announcement No 9 / 2003	Page 9 of 12

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790
	Denmark	Telefax:
		+45 4443 6633

For further information please contact:

Media:	Investors:

Outside North America:	Outside North America:
Mike Rulis Tel (direct): (+45) 4442 3573	Peter Haahr Tel (direct): (+45) 4442 1207

Christian Kanstrup Tel (direct): (+45) 4443 7801

Palle Holm Olesen Tel (direct): (+45) 4442 6175

In North America:	In North America:
Susan T Jackson Tel (direct): (+1) 609 919 7776	Investor Relations Office Tel (direct): (+1) 609 919 7846

     Further information on Novo Nordisk is available on the company’s internet homepage at the address: www.novonordisk.com

Stock Exchange Announcement No 9 / 2003	Page 10 of 12

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790
	Denmark	Telefax:
		+45 4443 6633

The Novo Nordisk Group

Appendix 1: 2003 and 2002 — quarterly numbers in EUR

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.)

						% change
	Q1	Q4	Q3	Q2	Q1	Q1 2002 -
	2003	2002	2002	2002	2002	Q1 2003

Net turnover	822	903	868	882	738	11%

Gross profit	597	654	640	656	549	9%
Gross margin	72.6%	72.4%	73.8%	74.3%	74.3%

Sales and distribution costs	245	249	246	263	249	-1%
Percent of sales	29.8%	27.6%	28.3%	29.8%	33.7%
Research and development costs	132	149	143	138	128	3%
Percent of sales	16.0%	16.4%	16.5%	15.6%	17.3%
Administration costs	63	78	63	61	61	3%
Percent of sales	7.6%	8.6%	7.2%	6.9%	8.2%
Licence fees and other operating income (net)	21	38	16	22	57	-64%

Operating profit	178	216	204	216	168	6%
Operating margin	21.6%	23.9%	23.6%	24.5%	22.8%

Net financials	45	27	4	11	3	1859%
Profit before tax	223	243	208	227	171	30%

Net profit	147	157	135	148	111	32%

Depreciation and amortisation	43	59	41	40	40	7%

Shareholders’ funds	2,984	3,087	2,962	2,848	2,664	12%
Total assets	4,211	4,241	4,323	4,110	3,861	9%
Equity ratio	70.9%	72.8%	68.5%	69.3%	69.0%

Full-time employees at the end of the period	18,221	18,005	18,041	17,925	17,561	4%

Diluted earnings per share (in EUR)	0.42	0.45	0.39	0.42	0.32	33%

Average number of shares* outstanding (million) — diluted EPS	346.7	348.5	349.4	349.4	349.8	-1%

Translated for convenience at the 31 March 2003 exchange rate of EUR 1.00 = DKK 7.4264

*	For Q1 2003 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk’s own shares with an exercise price below current market value, have been based on an average number of shares of 346,700,169.

Stock Exchange Announcement No 9 / 2003	Page 11 of 12

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790
	Denmark	Telefax:
		+45 4443 6633

The Novo Nordisk Group

Appendix 2: Net turnover by therapy area and geographical area

(Amounts in DKK million)

										% change
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q1 2002 -
	2003	2002	2002	2002	2002	2001	2001	2001	2001	Q1 2003

Net turnover total	6,106	6,708	6,445	6,553	5,481	6,460	5,965	6,001	5,350	11%

Net turnover by therapy area
Diabetes Care	4,295	4,698	4,555	4,578	3,834	4,476	4,210	4,184	3,754	12%
Haemostasis management	926	986	909	926	800	843	754	769	730	16%
Growth hormone therapy	521	578	555	548	450	626	527	554	457	16%
Hormone replacement therapy	279	335	323	349	335	393	350	365	327	-17%
Other	85	111	103	152	62	122	124	129	82	37%

Net turnover by geographical area (new split)*
Europe	2,723	2,903	2,794	2,816	2,420	2,957	2,590	2,636	2,422	13%
North America	1,566	1,504	1,557	1,498	1,354	1,331	1,345	1,385	1,216	16%
Japan & Oceania	907	1,190	1,051	1,119	879	1,308	1,111	1,163	916	3%
International Operations	910	1,111	1,043	1,120	828	864	919	817	796	10%

Net turnover by geographical area (old split)
Europe	2,708	2,886	2,780	2,808	2,406	2,945	2,578	2,620	2,410	13%
North America	1,566	1,504	1,557	1,498	1,354	1,331	1,345	1,385	1,216	16%
Japan & Oceania	907	1,190	1,051	1,119	879	1,308	1,111	1,163	916	3%
International Operations	925	1,128	1,057	1,128	842	876	931	833	808	10%

(Amounts in EUR million)

										% change
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q1 2002 -
	2003	2002	2002	2002	2002	2001	2001	2001	2001	Q1 2003

Net turnover total	822	903	868	882	738	870	803	808	720	11%

Net turnover by therapy area
Diabetes Care	578	633	613	616	516	603	567	563	505	12%
Haemostasis management	125	133	122	125	108	114	102	104	98	16%
Growth hormone therapy	70	78	75	74	61	84	71	75	62	16%
Hormone replacement therapy	38	45	43	47	45	53	47	49	44	-17%
Other	11	14	15	20	8	16	16	17	11	37%

Net turnover by geographical area (new split)*
Europe	367	391	376	379	326	398	349	355	326	13%
North America	211	203	210	202	182	179	181	186	164	16%
Japan & Oceania	122	160	142	151	118	176	150	157	123	3%
International Operations	122	149	140	150	112	117	123	110	107	10%

Net turnover by geographical area (old split)
Europe	365	389	374	378	324	397	347	353	325	13%
North America	211	203	210	202	182	179	181	186	164	16%
Japan & Oceania	122	160	142	151	118	176	150	157	123	3%
International Operations	124	151	142	151	114	118	125	112	108	10%

Translated for convenience at the 31 March 2003 exchange rate of EUR 1.00 = DKK 7.4264

*	Europe: EU, EFTA, Poland, Czech Republic, Slovakia, Slovenia, Hungary and the Baltic countries
North America: USA and Canada
Japan & Oceania: Japan, Australia and New Zealand
International Operations: All other countries

Stock Exchange Announcement No 9 / 2003	Page 12 of 12

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